Exhibit 10.22
COMMITMENT AND AGREEMENT TO CONVERT

THIS COMMITMENT AND AGREEMENT TO CONVERT dated June 22, 1995, is executed by and between Gold Capital Corporation (Gold Capital) whose address is 55 Madison Street, Suite 745, Denver, Colorado 80206, Tonkin Springs Venture Limited Partnership (TSVLP) and Royalstar Resources Ltd. (Royalstar).

RECITALS

WHEREAS, TSVLP holds 300,000 shares of Series A Preferred Convertible Stock, par value of $.01 per share and issue price of $10.00 per share (Preferred Stock), of Gold Capital, which shares were issued as partial consideration for the purchase by Gold Capital of an interest in the Tonkin Springs Project under that certain Purchase and Sale Agreement dated December 31, 1993; and

WHEREAS, the general and limited partners of TSVLP are each wholly-owned subsidiaries of U.S. Gold Corporation, a Colorado corporation (collectively U.S. Gold); and

WHEREAS, the parties have entered into a Registration Rights Agreement dated March 27, 1995, covering Registrable Securities including the common shares of Gold Capital into which the Preferred Stock may be converted, a copy of which is attached hereto as Exhibit A; and

WHEREAS, Gold Capital has previously issued to TSVLP an aggregate of 127,702 common shares, $.0001 par value, in fulfillment of Gold Capital's obligations for the 1994 mandatory dividend as provided under the Preferred Stock agreement (the 1994 Dividend Shares).

WHEREAS, Gold Capital and Royalstar have entered into a Private Placement Subscription Agreement dated June 22, 1995, under which Royalstar has agreed to purchase an additional 2,200,000 shares of the common stock of Gold Capital for aggregate of US$2.2 million. The closing of the exercise of the purchase of the additional 2,200,000 shares by Royalstar is referred to hereinafter as the Second Closing. This Commitment and Agreement to Convert is a requirement of and is conditioned upon the successful completion of the Second Closing under the terms and conditions set forth in the Private Placement Subscription Agreement dated June 22, 1995; and

WHEREAS, TSVLP is willing to commit to the conversion of its Preferred Stock into common shares, as provided herein; and

WHEREAS, Gold Capital is willing to commit to undertake and use its best efforts to include all common shares of Gold Capital owned by or issuable to TSVLP, for registration on a registration statement on an appropriate form to be filed with the Securit1ies and Exchange Commission and the securities commission of any appropriate states, at the same time Gold Capital files a registration statement to register the shares of Gold Capital owned by Royalstar.

WHEREAS, Gold Capital is willing to commit to the terms and conditions of this Commitment and Agreement to Convert, as provided herein.

NOW THEREFORE, the parties hereby agree to the following:

1. Notwithstanding the provisions of the Certificate of designations, Preferences and Rights of the Series A Convertible
Preferred Stock dated December 30, 1993 (the Certificate), TSVLP agrees as follows:

(a) on receipt by TSVLP of the written direction of Royalstar, delivered at any time after the Second Closing, TSVLP will convert its 300,000 shares of Series A Preferred Stock (the Series A Shares) into 1,500,000 shares of common stock of Gold Capital, par value $.0001 (the Conversion Shares);

(b) except in accordance with clause 1(a) hereof or with the prior written consent of Royalstar, TSVLP will not convert the Series A Shares at any time earlier than November 30, 1995;

(c) the mandatory dividend to be paid by Gold Capital to TSVLP under the terms of Certificate is eliminated effective on November 30, 1995;

(d) the pro-rata mandatory dividend owing by Gold Capital to TSVLP for the period from January 1, 1995 to the date of the Second Closing (the 1995 Dividend) will be satisfied in full by the issuance to TSVLP of 70,000 shares of common stock (the 1995 Dividend Shares) of Gold Capital or by payment to TSVLP of the cash equivalent thereof determined in accordance with the terms of paragraph 2 of the Certificate, at the option of Royalstar. The pro-rata mandatory dividend which may accrue and be owing by Gold Capital for the period from the date of the Second Closing will be satisfied in full by the payment in cash as determined in accordance with the terms of paragraph 2 of the Certificate or by the issuance of such number of common shares of Gold Capital as is determined by and in accordance with the terms of paragraph 2 of the Certificate except that the deemed issuance price of such shares shall be determined by reference to the prevailing market price of such shares for the period from the date of the Second Closing until November 30, 1995 or until the date of conversion of the Series A Shares if such conversion occurs prior to November 30, 1995. Payment of the 1995 Dividend will be made by Gold Capital to TSVLP on the conversion date;

2.   Notwithstanding the terms of the Registration Rights
Agreement, Gold Capital agrees to use its best efforts to effect registration of the Conversion shares, the 1994 Dividend Shares and the 1995 Dividend Shares, if any, in conjunction with any registration of the shares acquired by Royalstar but in any event no later than 90 days from the date of the Second Closing.

3.   Miscellaneous.

(a) this Agreement shall be governed by and construed in accordance with the laws of the State of Colorado;

(b) this Agreement shall bind and inure to the benefit of the successors and assigns of the respective parties; and

(c) this Agreement constitutes the entire agreement between the parties regarding the subject matter hereof, and there are no prior or additional agreements, understandings, representations or warranties between the parties other than set forth herein.

IN WITNESS WHEREOF, the parties have executed this Commitment and Agreement to Convert on this 22 day of June, 1995.

GOLD CAPITAL CORPORATION
By: /s/ William W. Reid
William W. Reid, Director

TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP
By: /s/ William W. Reid
William W. Reid, President, Tonkin Springs
Gold Mining Company, General Partner and
Manager, TSVLP

U.S. GOLD CORPORATION
By: /s/ William W. Reid
William W. Reid, President and Chief Executive Officer

ROYALSTAR RESOURCES LTD.
By: /s/ John M. Young
John M. Young, President and
Chief Executive Officer